UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               ISONICS CORPORATION

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    464895101
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

|_|  Rule 13d-1(b)
|x|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 2 of 15 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.                               EIN:03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          103,364
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            103,364
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     103,364
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.39%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 3 of 15 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Momentum Fund III, L.P.                                    EIN:32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          160,272
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            160,272
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     160,272
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.61%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 4 of 15 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          109,090
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            109,090
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     109,090
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.41%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 5 of 15 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC                                        EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

                    525,427, some of which are held by Mercator Momentum Fund
  OWNED BY          and Mercator Momentum Fund III (together, the "Funds") and
                    Monarch Pointe Fund, Ltd. ("MPF"). M.A.G. Capital, LLC
    EACH            ("MAG") is the general partner of the Funds and controls
                    the investment of MPF.
  REPORTING
               -----------------------------------------------------------------
   PERSON      7.   SOLE DISPOSITIVE POWER

    WITH            0
               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    525,427, some of which are held by the Funds and MPF. MAG
                    is the general partner of each of the Funds and controls
                    the investments of MPF.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     525,427
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.97%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 6 of 15 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

                    525,427, all of which are held by the Funds, MPF and MAG.
  OWNED BY          David F. Firestone is Managing Member of MAG.

    EACH       -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER
    WITH
                    525,427, all of which are held by the Funds, MPF and MAG. David F. Firestone is Managing Member of MAG.

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     525,427
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.97%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 7 of 15 Pages
-------------------                                          -------------------

Item 1. Issuer.

      (a) The name of the issuer is Isonics Corporation (the "Issuer").

      (b) The address of the Issuer's principal executive office is 5906 McIntyre Street, Golden, Colorado 80403.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is M.A.G. Capital, LLC ("MAG"), a California limited liability company. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG acts as investment advisor to MPF and has full discretion to control its investments. David F. Firestone is the Managing Member of MAG. The Funds, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer (the "Common Stock").

      (e) The CUSIP number is 464895101.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [ ] An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 8 of 15 Pages
-------------------                                          -------------------

      (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      Momentum Fund, Momentum Fund III and MAG each own warrants to purchase shares of Common Stock. Momentum Fund, Momentum Fund III and MPF each own shares of the Issuer's preferred stock which is convertible into Common Stock. The documentation governing the terms of the warrants and the preferred stock contains provisions prohibiting any exercise of the warrants or conversion of preferred stock that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under
Section 13(d) of the Securities Exchange Act of 1934. As a result of these clauses, the Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of December 31, 2004, the Funds, MPF and MAG owned the following securities of the Issuer:

      Momentum Fund owned 660 shares of the Issuer's Series D Preferred Stock ("Series D Stock") and warrants to purchase up to 43,364 additional shares of Common Stock.

      Momentum Fund III owned 1,140 shares of the Series D Stock and warrants to purchase up to 56,636 additional shares of Common Stock..

      MPF owned 1,200 shares of the Series D Stock and warrants to purchase up to 109,090 additional shares of Common Stock.

      MAG owned warrants to purchase up to 152,701 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund, Momentum Fund III and MPF are, in each case, shared among either Momentum Fund, Momentum Fund III or MPF, as applicable, and both MAG and David F. Firestone. The right to

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 9 of 15 Pages
-------------------                                          -------------------

vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 26,183,496 shares of Common Stock outstanding as of December 31, 2004, which is the number reported by the Issuer as outstanding as of December 7, 2004 in its Prospectus Supplement No. 1 to Prospectus dated April 23, 2004, filed on January 6, 2005, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                            Shares Owned            Percentage
                                            ------------            ----------

                 Momentum Fund                   103,364               0.39%

                 Momentum Fund III               160,272               0.61%

                 MPF                             109,090               0.41%

                 MAG                             525,427               1.97%

                 David F. Firestone              525,427               1.97%

      The conversion price of the preferred stock for purposes of the above calculations was $1.10.

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 10 of 15 Pages
-------------------                                          -------------------

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 11 of 15 Pages
-------------------                                          -------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2005              MERCATOR MOMENTUM FUND, L.P.

                                      By: M.A.G. CAPITAL, LLC,
                                      its general partner


                                      By: /s/ Harry Aharonian
                                      --------------------------------------
                                             Harry Aharonian, Portfolio Manager


Dated: February 28, 2005              MERCATOR MOMENTUM FUND III, L.P.

                                      By: M.A.G. CAPITAL, LLC,
                                      its general partner


                                      By: /s/ Harry Aharonian
                                      --------------------------------------
                                            Harry Aharonian, Portfolio Manager


Dated: February 28, 2005              MONARCH POINTE FUND, LTD.


                                      By: /s/ Harry Aharonian
                                      --------------------------------------
                                             Harry Aharonian, Director


Dated: February 28, 2005              M.A.G. CAPITAL, LLC


                                      By: /s/ Harry Aharonian
                                      --------------------------------------
                                             Harry Aharonian, Portfolio Manager

Dated: February 28, 2005
                                      /s/ David F. Firestone
                                      --------------------------------------
                                             David F. Firestone

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 12 of 15 Pages
-------------------                                          -------------------

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 464895101                                          Page 13 of 15 Pages
-------------------                                          -------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Amendment No. 1 to Schedule 13G, dated April 26, 2004, containing the information required by Schedule
13G, for shares of the common stock of Isonics Corporation beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC, David F. Firestone, and such other holdings as may be reported therein.

Dated:  February 28, 2005

MERCATOR MOMENTUM FUND, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner


By: /s/ Harry Aharonian
   ---------------------------------------
   Harry Aharonian, Portfolio Manager


MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner


By: /s/ Harry Aharonian
   ---------------------------------------
   Harry Aharonian, Portfolio Manager


MONARCH POINTE FUND, LTD.


By: /s/ Harry Aharonian
   ---------------------------------------
   Harry Aharonian, Director


M.A.G. CAPITAL, LLC


By: /s/ Harry Aharonian
   ---------------------------------------
   Harry Aharonian, Portfolio Manager


/s/ David F. Firestone
   ---------------------------------------
   David F. Firestone